

May 25, 2010

**Via Facsimile (858) 550-6420 and U.S. Mail**
Mr. John G. Lemkey
Chief Financial Officer
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

> **Re:**  **Penwest Pharmaceuticals Co.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2010 by Tang Capital Partners LP, Tang Capital**
> **Management, LLC, Kevin C. Tang, Perceptive Life Sciences Master**
> **Fund Ltd., Perceptive Advisors LLC, Joseph E Edelman, Roderick**
> **Wong, M.D., Saiid Zarrabian and John G. Lemkey.**
> **File No. 1-3426**

Dear Mr. Lemkey:

We have conducted a limited review of the filing listed above and have the following comments.

1. We refer to your response to prior comment 6 and the revised disclosure. Please further supplement the disclosure to more plainly state the likelihood that the participants could remove current management based on the results of the contemplated evaluation.

2. We note your response to prior comment 8 and the revisions made to the proxy statement. Your revised disclosure states that the nominees were selected in part because of the participants' belief in the nominees' ability to help preserve <u>and</u> create shareholder value. Disclosure elsewhere in the proxy statement references the participants' plan to substantially wind down the company's affairs if elected. Please provide additional disclosure that clarifies and explains how the nominees, if elected, could both <u>create</u> shareholder value while simultaneously enacting plans to substantially wind down the company's affairs.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,


        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers and Acquisitions


Cc: (via facsimile)  Ethan Christensen, Esq.
        Cooley Godward Kronish LLP